Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Report prepared by Apsis Consultoria Empresarial Ltda. regarding the appraisal of net profit value of shares of União Terminais e Armazéns Gerais Ltda and Lexington Participações Ltda.

APPRAISAL REPORT RJ-0284/08-01B 1/5 COPIES

REPORT:	RJ-0284/08-01B

BASE DATE:	October 31, 2008

APPLICANTS:
TERMINAL QUÍMICO DE ARATU S/A - TEQUIMAR, with head office located at Via Matoim, s/nº, Porto de Aratu, Candeias, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 14.688.220/0001-64, hereinafter called TEQUIMAR, and;

ULTRAPAR PARTICIPAÇÕES S.A., with head office located at Av. Brigadeiro Luiz Antonio, nº. 1.343, 9º andar, São Paulo, State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 33.256.439/0001-39, hereinafter called ULTRAPAR

OBJECTS:
UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA, with head office located at Rua União, nº. 765, sala 122, Mauá, State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 50.280.387/0001-55, hereinafter called UNIÃO TERMINAIS or UT; and

LEXINGTON PARTICIPAÇÕES LTDA, with head office located at Rua Araújo Porto Alegre, 36, 4º andar, City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 09.469.509/0001-52, hereinafter called LEXINGTON.

PURPOSE:
Calculation of the net profit value of the shares of UNIÃO TERMINAIS and LEXINGTON, in order to assess the applicability of Article 256, II, c) of Act no. 6.404/76 (Corporate Law), based on the acquisition of the totality of shares of UNIÃO TERMINAIS and LEXINGTON by TEQUIMAR.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. was hired by TEQUIMAR and by ULTRAPAR to calculate the net profit value of the shares of UNIÃO TERMINAIS and LEXINGTON, in order to assess the applicability of Article 256, II, c), of Act no. 6.404/76 (Corporate Law) based on the acquisition of UNIÃO TERMINAIS and LEXINGTON by TEQUIMAR.

In this report, we used the future profitability method to calculate the net profit of UNIÃO TERMINAIS and LEXINGTON. The future profitability method is based on retrospective analysis and scenario projection. The economic-financial modeling starts from the definition of the macroeconomic, sales, cost and investment premises of the company or business facility being appraised. The macroeconomic premises used in this work are based on estimates disclosed by IBGE (Brazilian Institute of Geography and Statistics), PIB (Gross Domestic Product), BANCO CENTRAL (Central Bank), BNDES (Brazil’s National Development Bank), etc. Projections of volume and sales price of services, production, costs and investment were estimated in accordance with the historical performance of UNIÃO TERMINAIS and LEXINGTON, as well as with the multi-annual projections of the companies.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

SUMMARY OF RESULTS

NET PROFIT OF UT - CURRENT VALUE (R$ thousand)
DISCOUNTED NET PROFIT	132,606.29
DISCOUNTED RESIDUAL PROFIT	250,462.18

NET PROFIT OF UT - CURRENT VALUE	383,068.47

amount of shares	260,157

NET PROFIT OF UT / QUOTA (*)	1,472.45

LIMIT VALUE (15 x Yearly Average Profit adjusted by the IPCA- Extended	1,174.84

* The value exceeds 15 (fifteen) times the yearly average net profit in the last two business years, monetarily adjusted by the IPCA - Extended Consumer Price Index

NET PROFIT OF UV - CURRENT VALUE (R$ thousand)
DISCOUNTED NET PROFIT	13,259.86
DISCOUNTED RESIDUAL PROFIT	21,613.42

NET PROFIT OF UV - CURRENT VALUE	34,873.28

NET PROFIT OF LEXINGTON - CURRENT VALUE (*)	17,436.64

amount of shares	8,033,400

NET PROFIT OF LEXINGTON / QUOTA (**)	2.17

(*) corresponds to 50% interest in UV

** The value does not exceed 15 (fifteen) times the yearly average net profit in the last two business years, monetarily adjusted by the IPCA - Extended Consumer Price Index - (considering the profit accounted for using the MEP -Equity Method of Accounting - of its sole operational investment).

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

TABLE OF CONTENTS

1.	INTRODUCTION	5
2.	PRINCIPLES AND QUALIFICATIONS	6
3.	RESPONSIBILITY LIMITS	7
4.	APPRAISAL OF UNIÃO TERMINAIS AND LEXINGTON	8
4.1.	METHODOLOGY USED	8
4.2.	PROFILING OF UNIAO TERMINAIS	9
4.3.	PROFILING OF LEXINGTON	12
4.4.	APPRAISAL OF NET PROFIT VALUE OF SHARES	13
5.	CONCLUSION	19
6.	LIST OF ATTACHMENTS	20

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

1.	INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda hereinafter called APSIS, with head office located at Rua São José, nº. 90, grupo 1.802, in the City of Rio de Janeiro, State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 27.281.922/0001-70, was hired by TEQUIMAR and ULTRAPAR to calculate the net profit value per share of UNIÃO TERMINAIS and LEXINGTON in order to assess the applicability of Article 256, II, c), of Act no. 6.404/76 (Corporate Law), based on the acquisition of UNIÃO TERMINAIS and LEXINGTON.

In preparing this report, data and information supplied by third parties were used, in the form of documents and verbal interview with clients. The estimates used in this process are based on documents and information, which include, among others, the following:

▪	Bylaws or Articles of Incorporation of the companies;
▪	Financial statements of the group’s companies;
▪	Organization chart and corporate holdings;

The APSIS team responsible for the coordination and performance of this work consists of the following professionals:

▪	AMILCAR DE CASTRO project manager

▪	ANA CRISTINA FRANÇA DE SOUZA civil engineer post-graduated in accounting sciences (CREA/RJ 91.1.03043-4)

▪	CESAR DE FREITAS SILVESTRE accountant (CRC/RJ 044779/O-3)

▪	CLAUDIO MARÇAL DE FREITAS accountant (CRC/RJ 55029/O-1)

▪	FLAVIO LUIZ PEREIRA accountant (CRC/RJ 022016-O-9)

▪	LUIZ PAULO CESAR SILVEIRA mechanical engineer master of business management (CREA/RJ 89.1.00165-1)

▪	MARCELO UNFER PARABONI business manager post-graduated in financial management (CRA/RJ 20-47.164-6)

▪	MARGARETH GUIZAN DA SILVA OLIVEIRA civil engineer (CREA/RJ 91.1.03035-3)

RICARDO DUARTE CARNEIRO MONTEIRO civil engineer post-graduated in economic engineering (CREA/RJ 30137-D)

▪	SÉRGIO FREITAS DE SOUZA economist (CORECON/RJ 23521-0)

▪	WASHINGTON FERREIRA BRAGA
accountant (CRC/RJ 024100-6 / CVM 6734)

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

2.	PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

▪	The consultants and appraisers have no personal bias towards the subject matter involved in this report nor derive any advantage from it.

▪	The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

▪	The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

▪	In this report, one assumes that the information received from third parties is correct, and the sources thereof are contained in said report.

▪	To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

▪
APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise their honorable functions, primarily established in the appropriate laws, codes or regulations.

▪
For projection purposes, we start from the premise of the inexistence of liens or encumbrances of any nature, judicial or extrajudicial, affecting the purpose of the relevant work, other than those listed in this report.

▪
This Report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the Central Bank of Brazil, CVM (the Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.

▪	The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the same.

▪
APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report or their respective controllers or in the operation to which the "Protocol and Justification" refer, there being not relevant circumstance, which may characterize conflict or communion of interests, whether potential or current, to the issuance of this Appraisal Report.

▪
In the course of our work, the controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

▪
The Report was prepared in strict compliance with the postulates set forth in the Professional Code of Ethics of CONFEA – Federal Council of Engineering, Architecture and Agronomy ad of the Legal Institute of Engineering.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

3.	RESPONSIBILITY LIMITS

▪
In the preparation of this report, APSIS used historic data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

▪
Our work was developed for use by the applicants aiming at the already described objectives. It may, thus, be disclosed as part of the documents related to the corporate reorganization of TEQUIMAR, with the mention of this work in related publications being authorized, and it may further be filed at CVM and in the American Securities and Exchange Commission – SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

▪	We highlight that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions from partial reading may not be extracted.

▪	The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

▪
We do not take responsibility for occasional losses to the applicants or to their shareholders, directors, creditors or other parties as a result of the use of data and information supplied by the company and set forth in this report.

▪
The analyses and conclusions contained herein are based on several premises, held on this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices, volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any prediction or estimate contained in this report.

▪	This appraisal does not reflect events and their respective impact, having occurred after the date of issue of this report.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

4.	APPRAISAL OF UNIÃO TERMINAIS AND LEXINGTON

4.1.	METHODOLOGY USED

INCOME APPROACH: FUTURE PROFITABILITY

This method defines the company’s future profitability by way of its projected net profit, the result of which is then brought to present market value.

The projection period for net profit is determined by considering the time the company will take to introduce a stable operational activity, that is, without operational variations deemed relevant. Net profit is then brought to current market value through the use of a discount rate which will reflect the risk associated to the market, to the company and to capital structure.

PROJECTION FOR FUTURE RESULTS

To calculate future profitability we used Net Profit as a measure for income, where:

Profit before non-cash items, interest and taxes (EBITDA)
( - ) Non-cash items (depreciation and amortization)
( - ) Financial revenues and expenses
( = ) Net profit before taxes (EBIT)
( - ) Income Tax and Social Contribution (IR/CSSL)
( = ) Net profit after taxes

RESIDUAL VALUE

Perpetuity is contemplated after the end of the projection period, which considers all the results to be generated after the last projection year and their respective growth. The company’s residual value (perpetuity) is generally estimated through the use of the constant growth model. This model assumes that net profit will have constant perpetual growth after the end of the projection period. This model calculates the value of perpetuity in the last year of the projection period by means of the geometric progression model, and then brings it forward to the first projection year.

DISCOUNT RATE

The discount rate to be used to calculate the present value of net profits assessed in projected cash flow represents the rate of return on the company’s own capital, which will require greater profitability than that achieved from a standard risk investment.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

4.2.	PROFILING OF UNIAO TERMINAIS

Founded in December, 1978, UNIÃO TERMINAIS is a wholly owned company of Unipar - União de Indústrias Petroquímicas S/A. In the capacity of Port Operator, UNIÃO TERMINAIS provides services of storage and transportation of liquid bulk in general, in its own Terminals in Santos and Rio de Janeiro.

All Terminals operate under the General Warehousing system, with all storage tanks bonded and interconnected to Siscomex (Integrated Foreign Trade System).  Starting from November 04, 2002, the Santos Terminal was granted authorization by the Secretariat of Federal Revenues to operate under a Bonded Warehouse System. The terminals of UNIÃO TERMINAIS were built according to applicable Technical Standards and have all the licenses required towards the performance of their activities, being an integrating company of the Chemicals Distribution Institute - Terminals (CDI-T) since November, 2004, by way of their Santos Terminal.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

SANTOS TERMINAL

Located in the district of Alemoa, of easy access, alongside Anchieta Highway, the Terminal comprises a 102.000m³ tank storage park allocated to 115 tanks of various sizes, made of carbon steel, with or without lining, as well as of inox stainless steel, on property land measuring 89.000m². It is authorized and qualified to operate with inflammable and non-inflammable products.

The Terminal is connected to the Alemoa pier by an eight-line pipeline, three of which being Ø 8” carbon steel lines, three being Ø 8" inox stainless steel lines and two being  Ø 10" 316L inox stainless steel lines, and it has an efficient pumping system. It comprises three mooring berths with enough draft to operate vessels of up to 60.000 TDW. The loading and unloading facilities for tank trucks allow for a simultaneous operation of up to twenty-eight trucks.

In the railway segment, the Terminal is provided with facilities which allow for loading and unloading operations of up to six simultaneous railway cars. In addition, the Terminal has two electronic scales for the weighing of tank trucks, one of which having a 60-ton capacity and the other having an 80-ton capacity, the latter being capable of operating with “bi-train” trucks.

The Terminal comprises residual water and gas treatment systems for all tanks, as well as its own laboratory and a specialized quality-control team for: products, tank cleaning and release, lines and equipment.  It comprises circulation areas, electronic highway scales, maneuver rooms, a system for transferring products between tanks, a fire fighting system, tank and line inertization systems and an environmental protection system, such as: a high-level alarm, closed-circuit operations, among others.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

RIO TERMINAL

Located in the district of Caju, within the organized port area, it comprises a 17.000m³ tank storage park with twenty-four 1.000, 500 and 300m³ carbon steel tanks.

The Terminal is connected to the Caju pier by four lines and has enough draft to operate vessels of up to 50.000 TDW. The Terminal facilities allow for simultaneous ship, truck and railway car loading and unloading operations, as well as for transfers between tanks.

The Terminal offers operational facilities, such as: fire fighting and environmental protection systems, electronic highway scales and computerized management controls.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

4.3.	PROFILING OF LEXINGTON

Lexington is a holding company, with no operational activities. The operating assets of Lexington are concentrated in the company UNIÃO VOPAK ARMAZÉNS GERAIS LTDA, of which it holds 50% interest.

UNIÃO VOPAK

UNIÃO VOPAK, a 50% Lexington and 50% Vopak company, is located in the district of Rocio, in the city of Paranaguá, within the organized port area. It comprises a 60.000m³ tank storage park with 25 carbon steel tanks of various sizes.

The Terminal is connected to the Liquid Bulk pier of the Port of Paranaguá by three lines and has enough draft to operate vessels of up to 40.000 TDW. The Terminal facilities allow for simultaneous ship, truck and railway car loading and unloading operations, as well as for transfers between tanks. The Terminal offers operational facilities, such as: fire fighting and environmental protection systems, electronic highway scales and computerized management controls, which have conferred the Terminal with the ISO 9001 certificate.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

4.4.	APPRAISAL – NET PROFIT VALUE OF SHARES

The income approach was adopted in this report so as to comply with the criteria for appraisal of the net profit value of shares, as set forth in article 256, II, c) of Act no. 6.404 (Corporate Law). These criteria are used to assess the Net Profit value of shares through the projection of future net profits, which are brought to present market value through the use of an appropriate discount rate (see item 4.1).

Projections were carried out on the basis of the projected EBITDA of UNIÃO TERMINAIS and LEXINGTON. A realistic scenario was adopted upon real EBITDA growth along the projected period.

The following premises were contemplated for projections:

▪	Stand-alone operations;

▪	Projected market growth on the basis of the Gross Domestic Product (PIB);

▪	Profile of costs and rates on current bases;

▪	Profile of investments on current bases;

▪	Expansion of 30 thousand m³ in YEAR 6.

▪	The method is based on the generation of discounted net profit flow;

▪	Net profit was analytically projected for a 10-year period, from 2009 to 2018, and perpetuity was contemplated after YEAR11;

▪	The fiscal year from November 01 to October 31 was contemplated as the yearly period.

▪	The flow was projected in nominal currency and present value was calculated upon the nominal rate of discount (where inflation is contemplated);

▪	Unless indicated otherwise, values were expressed in thousands of reals.

▪	To predict the results of future business years of UNIÃO TERMINAIS and LEXINGTON, we used each company’s balance sheet as of October 2008 as the starting balance.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

GENERAL PREMISES FOR EBITDA CALCULATION

INPUT AND OUTPUT	PREMISES	RATIONALE
GROSS OPERATING INCOME (ROB)	▪ UNIÃO TERMINAIS – An 8.36% average growth was used in the projection period; ▪ UNÃO VOPAK – A 5.3% average growth was used in the projection period.	▪ Gross Domestic Product (PIB) growth and inflation were contemplated, observing terminal limitations.

DEDUCTION / TAXES	▪ UNIÃO TERMINAIS – 12.3% of the gross operating income was used throughout the projection period; ▪ UNIÃO VOPAK – 6.7% of the gross operating income was used throughout the projection period.	▪ The companies’ historical averages and multi-annual projections were contemplated.

OPERATIONAL EXPENSES	▪ UNIÃO TERMINAIS – An average operational cost of 32.0% over the NET OPERATING INCOME (ROL) was used. ▪ UNIÃO VOPAK – An average operational cost of 45.1% over the net operating income was used.	▪ The companies’ historical averages and multi-annual projections were contemplated.

GENERAL AND MANAGEMENT EXPENSES
▪    UNIÃO TERMINAIS – Average general and management expenses of 14.1% over the net operating income were used;

UNIÃO VOPAK – Average general and management expenses of 13.7% over the net operating income were used;
▪ The companies’ historical averages and multi-annual projections were contemplated.

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

The tables below show an overview of projections:

UNIÃO TERMINAIS

EBITDA
UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA
R$ thousand	10-month period ended on 10/31/08 (*)	12-month projection (*)	PROJECTIONS (*)
	(10 months)	(12 months)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Net profit	14,894	17,873	12,192	14,771	14,029	20,272	23,413	26,829	27,619	31,885	36,508	41,535

Earned income exclusions for EBITDA calculation
Depreciations and Amortizations	6,810
Other non-operating expenses	(123)
Financial results	468
Income tax and social contribution	6,665
Total earned income exclusions	13,820

EBITDA before managerial adjustments	28,714

EBITDA	28,714	34,457	32,178	35,767	34,441	43,916	48,581	53,709	59,347	65,548	72,367	79,868

DEPRECIATIONS			(9,993)	(9,674)	(9,472)	(9,488)	(9,394)	(9,346)	(13,788)	(13,525)	(13,340)	(13,224)

REVENUES/FINANCIAL EXPENSES (NET)			(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)

LAIR (Profit before Income Tax)			18,472	22,380	21,256	30,715	35,474	40,650	41,847	48,310	55,315	62,931

IR/CSSL (Income Tax/Social Contribution on Net Profit)			(6,281)	(7,609)	(7,227)	(10,443)	(12,061)	(13,821)	(14,228)	(16,425)	(18,807)	(21,397)

 Source - Non-audited financial statements and managerial reports
 (*) Does not include the Equity in the Earnings of União Vopak
PAGE15
APSIS CONSULTORIA
REPORT RJ-0284/08-01B

UNIÃO TERMINAIS
expected rate of return	10.7%
perpetuity growth rate	4.5%
NET PROFIT OF UT - CURRENT VALUE (R$ thousand)
DISCOUNTED NET PROFIT	132,606.29
DISCOUNTED RESIDUAL PROFIT	250,462.18
NET PROFIT OF UT - CURRENT VALUE	383,068.47
amount of shares	260,157
NET PROFIT OF UT / QUOTA (*)	1,472.45
LIMIT VALUE (15 x Yearly Average Profit adjusted by the IPCA- Extended Consumer Price Index)	1,174.88

* The value exceeds 15 (fifteen) times the yearly average net profit in the last two business years, monetarily adjusted by the IPCA - Extended Consumer Price Index

LEXINGTON

EBITDA
União/Vopak Armazéns Gerais Ltda ("UV")

R$thousand	10-month period ended on 10/31/08	12-month projection	PROJECTIONS
	(10 months)	(12 months)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Net profit	4,383	5,259	2,007	2,308	2,317	2,644	(546)	3,149	2,136	2,579	3,014	3,447

Earned income exclusions for EBITDA calculation:
Depreciations and Amortizations	1,756
Other non-operating expenses	-
Financial results	357
Income Tax and Social Contribution	2,257
Total earned income exclusions	4,370

EBITDA	8,752	10,503	5,006	5,319	5,646	5,993	1,057	6,753	7,172	7,620	8,100	8,613

DEPRECIATIONS			(2,403)	(2,260)	(2,572)	(2,424)	(2,322)	(2,420)	(4,373)	(4,150)	(3,970)	(3,827)
REVENUES/FINANCIAL EXPENSES (NET)			437	437	437	437	437	437	437	437	437	437
LAIR (Profit before Income Tax)			3,041	3,497	3,511	4,006	(828)	4,770	3,236	3,908	4,567	5,223
IR/CSSL (Income Tax/Social Contribution on Net Profit)			(1,034)	(1,189)	(1,194)	(1,362)	281	(1,622)	(1,100)	(1,329)	(1,553)	(1,776)
Source - Non-audited financial statements and managerial reports

expected rate of return	10.6%
perpetuity growth rate	4.5%
NET PROFIT OF UV - CURRENT VALUE (R$ thousand)
DISCOUNTED NET PROFIT	13,259.86
DISCOUNTED RESIDUAL PROFIT	21,613.42
NET PROFIT OF UV - CURRENT VALUE	34,873.28
NET PROFIT OF LEXINGTON - CURRENT VALUE (*)	17,436.64
amount of shares	8,033,400
NET PROFIT OF LEXINGTON / QUOTA (**)	2.17

(*) corresponds to 50% interest in UV

** The value does not exceed 15 (fifteen) times the yearly average net profit in the last two business years, monetarily adjusted by the IPCA - Extended Consumer Price Index - (considering the profit accounted for using the MEP -Equity Method of Accounting - of its sole operational investment).

 APSIS CONSULTORIA
REPORT RJ-0284/08-01B

5.	CONCLUSION

In the light of examinations conducted in the previously mentioned documents and on the basis of APSIS’ analyses, the experts concluded that the Net Profit value of the shares of UNIÃO TERMINAIS and LEXINGTON are, respectively, R$ 1.174,88 (one thousand, one hundred and seventy-four reals and eighty-eight centavos) and R$ 2, 17 (two reals and seventeen centavos) as of the base date of October 31, 2008.

Report RJ-0284/08-01B being concluded, consisting of 20 (twenty) pages typed on one side and 02 (two) attachments and extracted in 05 (five) original counterparts, APSIS Consultoria Empresarial S/C Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company specialized in the appraisal of assets, legally represented below by its directors, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, November 27, 2008.

ANA CRISTINA FRANÇA DE SOUZA Managing-Partner	LUIZ PAULO CESAR SILVEIRA Director	FLAVIO LUIZ PEREIRA Accountant

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

6.	LIST OF ATTACHMENTS

1.	APPRAISAL CALCULATIONS AND SUPPORT DOCUMENTS

2.	GLOSSARY AND APSIS’ PROFILE

SÃO PAULO – SP Alameda Franca, nº 1467/44 Jardim Paulista, CEP: 01422-0001 Tel.: + 55 11 3061.5879 Fax: + 55 11 5041.8206	RIO DE JANEIRO – RJ Rua São José, 90, grupo 1802 Centro, CEP: 20010-020 Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

APSIS CONSULTORIA
REPORT RJ-0284/08-01B

ATTACHMENT 1

UNIÃO TERMINAIS

EBITDA
UNIÃO TERMINAIS E ARMAZÉNS GERAIS LTDA
R$ thousand	10-month period ended on 10/31/08 (*)	12-month projection (*)	PROJECTIONS (*)
	(10 months)	(12 months)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Net profit	14,894	17,873	12,192	14,771	14,029	20,272	23,413	26,829	27,619	31,885	36,508	41,535

Earned income exclusions for EBITDA calculation
Depreciations and Amortizations	6,810
Other non-operating expenses	(123)
Financial results	468
Income tax and social contribution	6,665
Total earned income exclusions	13,820

EBITDA before managerial adjustments	28,714

EBITDA	28,714	34,457	32,178	35,767	34,441	43,916	48,581	53,709	59,347	65,548	72,367	79,868

DEPRECIATIONS			(9,993)	(9,674)	(9,472)	(9,488)	(9,394)	(9,346)	(13,788)	(13,525)	(13,340)	(13,224)

REVENUES/FINANCIAL EXPENSES (NET)			(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)	(3,713)

LAIR (Profit before Income Tax)			18,472	22,380	21,256	30,715	35,474	40,650	41,847	48,310	55,315	62,931

IR/CSSL (Income Tax/Social Contribution on Net Profit)			(6,281)	(7,609)	(7,227)	(10,443)	(12,061)	(13,821)	(14,228)	(16,425)	(18,807)	(21,397)

 Source - Non-audited financial statements and managerial reports
 (*) Does not include the Equity in the Earnings of União Vopak
1/1

UNIÃO TERMINAIS

NET EQUITY COST

RISK-FREE RATE (Rf)	3.76%

BETA d	0.44

BETA r	0.46

RISK PREMIUM (Rm - Rf)	7.10%

BRAZIL RISK	1.58%

Re - US$ NOMINAL (=)	8.62%
PROJECTED USA INFLATION	2%

PROJECTED BRAZILIAN INFLATION	4%

Re - R$ NOMINAL	10.75%
DEBT COST

RISK-FREE RATE (Rf*)	3.76%

SPECIFIC RISK (ALFA)	3.41%

BRAZIL RISK	1.58%

Rd - US$ NOMINAL (=)	8.75%
Rd - R$ NOMINAL (=)	10.88%

1/2

UNIÃO TERMINAIS

expected rate of return	10.7%
perpetuity growth rate	4.5%
NET PROFIT OF UT - CURRENT VALUE (R$ thousand)
DISCOUNTED NET PROFIT	132,606.29
DISCOUNTED RESIDUAL PROFIT	250,462.18
NET PROFIT OF UT - CURRENT VALUE	383,068.47
amount of shares	260,157
NET PROFIT OF UT / QUOTA (*)	1,472.45
LIMIT VALUE (15 x Yearly Average Profit adjusted by the IPCA- Extended Consumer Price Index)	1,174.88

* The value exceeds 15 (fifteen) times the yearly average net profit in the last two business years, monetarily adjusted by the IPCA - Extended Consumer Price Index

1/3

UNIÃO VOPAK/LEXINGTON

EBITDA
União/Vopak Armazéns Gerais Ltda ("UV")

R$thousand	10-month period ended on 10/31/08	12-month projection	PROJECTIONS
	(10 months)	(12 months)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Net profit	4,383	5,259	2,007	2,308	2,317	2,644	(546)	3,149	2,136	2,579	3,014	3,447

Earned income exclusions for EBITDA calculation:
Depreciations and Amortizations	1,756
Other non-operating expenses	-
Financial results	357
Income Tax and Social Contribution	2,257
Total earned income exclusions	4,370

EBITDA	8,752	10,503	5,006	5,319	5,646	5,993	1,057	6,753	7,172	7,620	8,100	8,613

DEPRECIATIONS			(2,403)	(2,260)	(2,572)	(2,424)	(2,322)	(2,420)	(4,373)	(4,150)	(3,970)	(3,827)
REVENUES/FINANCIAL EXPENSES (NET)			437	437	437	437	437	437	437	437	437	437
LAIR (Profit before Income Tax)			3,041	3,497	3,511	4,006	(828)	4,770	3,236	3,908	4,567	5,223
IR/CSSL (Income Tax/Social Contribution on Net Profit)			(1,034)	(1,189)	(1,194)	(1,362)	281	(1,622)	(1,100)	(1,329)	(1,553)	(1,776)
Source - Non-audited financial statements and managerial reports

1/1

UNIÃO VOPAK/LEXINGTON

NET EQUITY COST
RISK-FREE RATE (Rf)	3.76%
BETA d	0.44
BETA r	0.44
RISK PREMIUM (Rm - Rf)	7.10%
BRAZIL RISK	1.58%
Re - US$ NOMINAL(=)	8.46%
PROJECTED USA INFLATION	2%
PROJECTED BRAZILIAN INFLATION	4%
Re - R$ NOMINAL(=)	10.59%
COST OF DEBT
RISK-FREE RATE (Rf*)	3.76%
SPECIFIC RISK (ALFA)	3.41%
BRAZIL RISK	1.58%
Rd - US$ NOMINAL (=)	8.75%
Rd - R$ NOMINAL (=)	10.88%

1/2

UNIÃO VOPAK/LEXINGTON

expected rate of return	10.6%
perpetuity growth rate	4.5%
NET PROFIT OF UV - CURRENT VALUE (R$ thousand)
DISCOUNTED NET PROFIT	13,259.86
DISCOUNTED RESIDUAL PROFIT	21,613.42
NET PROFIT OF UV - CURRENT VALUE	34,873.28
NET PROFIT OF LEXINGTON - CURRENT VALUE (*)	17,436.64
amount of shares	8,033,400
NET PROFIT OF LEXINGTON / QUOTA (**)	2.17
(*) corresponds to 50% interest in UV
** The value does not exceed 15 (fifteen) times the yearly average net profit in the last two business years, monetarily adjusted by the IPCA - Extended Consumer Price Index - (considering the profit accounted for using the MEP -Equity Method of Accounting - of its sole operational investment).

1/3

ATTACHMENT 2

GLOSSARY

ASSETS APPROACH – valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA – measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK – uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE – breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION – conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE – any divisor used for converting economic benefits into value in a simple period.

CAPM – Capital Asset Pricing Model -model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW – cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY – commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA – constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL – power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM – value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL – expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE – It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL – value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY – value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE – any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT – benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE – It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing
Value and were calculated through equipment’s manual analysis and the repairing maintenance expertise of APSIS’ technicians.

FAIR MARKET VALUE – value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL – intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA – usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH – valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE – It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50%¨should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE – It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS – non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE – discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL – sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW – cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE – value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE – date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA – beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE – It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY – capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH – valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY – see assets approach.

MULTIPLE – market value of a company, stock or invested capital, divided by a company’s measurement (revenues, income, client volume, etc.).

NON-OPERATING ASSETS – assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS – assets that are necessary for the company operation.

PERPETUITY VALUE – value at the end of the projective period to be added to the cash flow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE – It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE – It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA – usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits VALUATION – act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined by the weighted average of the value.

Small details make all the difference.

APSIS has been making history for more than 28 years. Throughout all these years, it has been part of the history of Brazil and of the world, encompassing its various economic, political, social, cultural, and technological changes. APSIS is currently a reference in company appraisal, brand and other intangible appraisals, asset appraisal, real estate consultancy and deals, fixed asset management, and environmental management, operating in Brazil and overseas. This comprises the essential difference in the conquest of great businesses.

- Specialized services in asset appraisal and management.
- 15,000 reports issued throughout the national territory.
- Teams coordinated by post-graduate engineers, with extension course expertise both in Brazil and abroad.
- Compliance with ABNT, CVM, ESA, USPAP, Finep, BNDES, and Federal Revenue Standards.
- International quality in compliance with ASA (American Society of Appraisers) and IBA (Institute of Business Appraisers).
- Online financial market information.

Solution

Trust

Value

business appraisal

Company appraisal
Brand and other intangible asset appraisals
Study of project feasibility
Business Plan
Technical Opinion for corporate reorganization
(Company Act, RIR, FASB, IFRJ, and others)
Legal Opinions

Solidity

fixed asset

Equity Inventory
Asset Appraisal
Data Conciliation (Physical X Book)
Accounting base (registry, exports, and imports)
Process Training, Formalization, and Auditing

real estate business

Real Estate Prospection
Lease Contract renegotiations
Divestment
Real Estate appraisal
Assistance to investors and funds
Real Estate management
Vocation and Feasibility Studies
Real Estate sale and lease

corporate sustentability

RSA Policy
MDL and Carbon Credits
Social-environmental diagnostic
Sustainable Development (DJSI and ISE)
Environmental Auditing (Principles of Equador and others)
Social Responsibility (Ethos and GRI)
Ethical Documents
Communications Management

Competence

Credibility

Treasure

clients apsis

ALL - AMÉRICA LATINA LOGÍSTICA
ALLIANT ENERGY
AMBEV (INTERBREW) - COMPANHIA BRASILEIRA DAS AMÉRICAS
BANCO BANIF
BANCO BRADESCO
BANCO DO BRASIL
BANCO IBI
BANCO ITAÚ
BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BELGO SIDERURGIA (GRUPO ARCELOR)
BHP BILLITON METAIS
BNDES - BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E CONSULTORES
BR - PETROBRAS DISTRIBUIDORA
CAEMI MINERAÇÃO E METALURGIA
CARIOCA CHRISTIANI-NIELSEN ENGENHARIA
CARREFOUR COMÉRCIO E INDÚSTRIA
CEG - COMPANHIA DISTRIBUIDORA DE GÁS DO RIO DE JANEIRO
CETUS INVESTIMENTOS E PARTICIPAÇÕES
CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA
CLARO
COCA-COLA
CONSTRUTORA ANDRADE GUTIERREZ
COTEMINAS - COMPANHIA DE TECIDOS NORTE DE MINAS
CREDICARD
CREDIT SUISSE FIRST BOSTON
CSN - COMPANHIA SIDERÚRGICA NACIONAL
CVRD - COMPANHIA VALE DO RIO DOCE
DIAGEO
DROGASIL
ELETROBRÁS - CENTRAIS ELÉTRICAS BRASILEIRAS
EMBRATEL - EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES
ESSO BRASILEIRA DE PETRÓLEO LIMITADA
FGV - FUNDAÇÃO GETÚLIO VARGAS
FINEP - FINANCIADORA DE ESTUDOS E PROJETOS
FLEXTRONICS
FURNAS CENTRAIS ELÉTRICAS
GAFISA S.A
GERDAU AÇO MINAS GERAIS
GOL LINHAS AÉREAS INTELIGENTES
GOLDMAN SACHS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
GRUPO BRASCAN
GRUPO GLOBO
GRUPO MULTIPLAN
GRUPO OI (TELEMAR)
GRUPO PÃO DE AÇÚCAR
GRUPO VOTORANTIM
HSBC BANK BRASIL
INTELIG TELECOM
KEPPEL FELS BRASIL
LAFARGE BRASIL
LIGHT - SERVIÇOS DE ELETRICIDADE
LIQUIGÁS DISTRIBUIDORA
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LOJAS RENNER
MATTOS FILHO, VEIGA FILHO, MARREY JR. E QUIROGA
MONSANTO DO BRASIL
NESTLÉ BRASIL
PETROBRAS - PETRÓLEO BRASILEIRO
PETROS - FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL
PINHEIRO NETO ADVOGADOS
PONTO FRIO (GLOBEX UTILIDADES)
PREVI - CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL
REDE RECORD
REPSOL YPF BRASIL
ROLLS-ROYCE ENERGIA
SHELL BRASIL
SHV GÁS BRASIL
SOCIEDADE MICHELIN
SOUZA, CESCON AVEDISSIAN, BARRIEU E FLESCH ADVOGADOS
SUL AMÉRICA
TIM BRASIL
UBS PACTUAL
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
UNIBANCO UNIÃO DE BANCOS BRASILEIROS
VALESUL ALUMÍNIO
VARIG
VEIRANO ADVOGADOS
VISANET
VIVO
WHITE MARTINS
WORLD MINERALS DO BRASIL

São Paulo - SP
Av. Vereador José Diniz, 3300 - Conj. 808
Campo Belo, CEP 04604-006
Tel.: +55 (11) 2626.0510 Fax: +55 (11) 5041 8206

www.apsis.com.br

APSIS
The difference in great business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 22, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Apsis Report – appraisal of net profit value of shares of União Terminais and Lexington)